

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail



3rd July, 2003.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 27th June 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 3rd July 2003, confirming that HBOS plc has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 1st July 2003, held 24,296,602 shares, being 3.08% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 03/25

Company Announcements Office,
London Stock Exchange.

3rd July, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Insight Investment Management Ltd, in a letter dated 1st July 2003 and received on 3rd July 2003, that HBOS plc has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 1st July 2003, held 24,296,602 shares, being 3.08% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary